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                                                                EXHIBIT (a)(13)


                          [UNITED DOMINION LETTERHEAD]


CONTACT--

        Michael Morgan - Analysts (704) 347-6529           FOR IMMEDIATE RELEASE
        Nancy H. Spurlock - Media (704) 347-6838


                     UNITED DOMINION COMPLETES TENDER OFFER
                          FOR STOCK OF CORE INDUSTRIES


         CHARLOTTE, NC (July 31, 1997)--United Dominion Industries Limited (NYSE, TSE:UDI) and its indirect wholly owned subsidiary, UD Nevada Corp. (UD), today announced the completion of UD's cash tender offer for the shares of common stock of Core Industries Inc. The offer expired at midnight yesterday. Based on a preliminary count, 9,958,041 shares were tendered and accepted for payment, including 119,018 shares submitted by notice of guaranteed delivery, at a price of $25 per share, net to the seller in cash. The acceptance of these shares results in United Dominion's ownership of approximately 92.6 percent of the outstanding stock of Core on a fully diluted basis.

        "The acquisition of Core Industries underscores our focus on diversified manufacturing and proprietary engineered products," said William R. Holland, chairman and chief executive officer. "Core brings new, profitable businesses to United Dominion, and we believe our company's financial strength, operating initiatives and international expansion efforts will enhance growth for the Core business units. We are pleased to have them as part of United Dominion."

        United Dominion is a diversified manufacturer of proprietary, engineered products for customers worldwide. Following the acquisition of Core Industries, United Dominion becomes a $1.9 billion corporation with 11,000 employees at 65 manufacturing locations in 14 countries.


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